SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 13, 2010

DATE, TIME AND PLACE: On December 13, 2010, at 10:30 am, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of Messrs. Manoel Horácio Francisco da Silva, Luca Luciani, Adhemar Gabriel Bahadian and Carmelo Furci. Pursuant to the provided for in Section 29, paragraph 2 of the Company’s By-Laws, Messrs. Gabriele Galateri di Genola e Suniglia, Maílson Ferreira da Nóbrega and Andrea Sandro Calabi attended the meeting by means of conference call. It shall be recorded hereby the justified absence of Messrs. Marco Patuano and Andrea Mangoni. Also attended the meeting Messrs. Claudio Zezza, Chief Financial Officer, Paolo Stoppaccioli, Chief Human Resources Officer, and Alessandra Catanante, Secretary-General and of the Board of Directors.

BOARD: Mr. Manoel Horácio Francisco da Silva – Chairman; and Mrs. Alessandra Catanante – Secretary-General.

AGENDA: (1) To communicate the resignation of an effective member of the Company’s Board of Directors and to elect his replacement, as well as to communicate the resignation of alternate members of the referred body; (2) To resolve on the modification in the composition of the Company’s Board of Executive Officers; (3) To appoint, as provided for in Section 25, XXIV of the Company’s By-Laws, the Company’s representatives in the Management of the Subsidiary TIM Celular S.A. (“TCEL”); (4) Strategic Session; (5) To resolve on the execution of the SEC Form F-6; and (6) Other matters related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: (1) Initially, the Chairman informed the other Board Members about the receipt of the resignation letter sent by Mr. Stefano de Angelis from the position of effective member of this Board of Directors, being such resignation recorded hereby and deemed effective as from December 03, 2010. The Chairman informed them also about the receipt of the resignation letters sent by Messrs. Beniamino Bimonte and Rogerio Takayanagi from the positions of alternate members of this Board of Directors, being such resignations recorded hereby and deemed effective as from October 31, 2010 and December 03, 2010, respectively. The Board Members expressed sincere thanks for the relevant services rendered during the time Messrs. Stefano de Angelis, Rogerio Takayanagi and Beniamino Bimonte performed their activities in the Company. Due to the resignations of Messrs. Stefano de Angelis and Rogerio Takayanagi and consequent vacancy of the position of effective member of this Board of Directors, the Board Members resolved, by unanimous decision, to elect Mr. Carmelo Furci, Italian citizen, divorced, businessman, bearer of the Italian passaport Nr. YA 0641956, valid until June 13, 2017, enrolled with the Individual Taxpayers’ Registry (“CPF/MF”) under Nr. 054.882.267-02, domiciled at Rua Lauro Muller, Nr. 116, Office 1,604, Botafogo, in the City and State of Rio de Janeiro, as an effective member of this Board of Directors until the next Shareholders’ Meeting, pursuant to the provided for in Section 150 of the Brazilian Law Nr. 6,404/1976 and in Section 28, sole paragraph, of the Company’s By-Laws, The positions of alternate member referred above shall remain vacant. It shall be recorded hereby that Mr. Carmelo Furci attended the meeting and presented to this Board of Directors the statement provided in the CVM Instruction Nr. 367/2002, confirming also the fulfillment of all the qualifications for his appointment and investiture, pursuant to the provided for in Section 147 of the Brazilian Law Nr. 6,404/1976. Therefore, Mr. Carmelo Furci executed his instrument of appointment during this meeting, right after his appointment, and joined the Board on the resolutions regarding the other items of its Agenda. Due to the resolutions above, the Board of Directors is composed, in this date, by Messrs. Manoel Horácio Francisco da Silva - Chairman, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Marco Patuano, Andrea Mangoni, Maílson Ferreira da Nóbrega, Andrea Sandro Calabi, Adhemar Gabriel Bahadian and Carmelo Furci. Such Board Members shall remain in office until the Annual Shareholders’ Meeting to be held in 2011, except Mr. Carmelo Furci, whose election shall be ratified in the next Shareholders’ Meeting. Besides, the resignation of Mr. Stefano de Angelis from the position of effective member of this Board of Directors, recorded above, results in the vacancy of the position of member of the Internal Control and Corporate Governance Committee previously held by the resigner. Therefore, the Board Members resolved, by unanimous decision, to elect Mr. Andrea Mangoni to the position of member of the Internal Control and Corporate Governance Committee. Due to the above resolutions, the Internal Control and Corporate Governance Committee is composed, in this date, by Messrs. Maílson Ferreira da Nóbrega, Manoel Horácio Francisco da Silva and Andrea Mangoni; (2) (2.1) Following such resolutions, the Chairman informed the other Board Members about the receipt of the resignation letter sent by Mr. Beniamino Bimonte from the position of Corporative Support Officer, being such resignation recorded hereby and deemed effective as from October 31, 2010. Due to the resignation of Mr. Beniamino Bimonte and consequent vacancy of the position of Corporative Support Officer, the Board

Members resolved, by unanimous decision, to elect, on an interim basis, Mr. Luca Luciani, Italian citizen, married, bachelor in Economics, bearer of the identity card RNE Nr. V580529-W, valid until March 23, de 2010, enrolled with the CPF/MF under Nr. 059.837.507-47, domiciled at Avenida das Américas, Nr. 3,434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, to hold such position. After the subjects referred above, the Board Members started to review and discuss the other matters included in the Agenda and the related material, which shall be filed in the Company`s headquarters, and resolved, by unanimous decision, to: (2.2) Approve the proposal related to the new composition of the Company`s Board of Executive Officers, regarding the creation of the positions of Regulatory Affairs Officer and Wholesale Officer, in order to elect: (a) as Regulatory Affairs Officer, Mr. Mario Girasole, Italian citizen, married, bachelor in Economics, bearer of the identity card RNE Nr. V396929-V, valid until August 21, 2018, enrolled with the CPF/MF under Nr. 059.292.237-50, domiciled at Avenida das Américas, Nr. 3,434, 1st Block, 5th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; and (b) as Wholesale Officer, Mr. Antonino Ruggiero, Italian citizen, married, industrial electronics technician, bearer of the RNE protocol Nr. 08460.053837/2010-26, valid until June 08, 2011, enrolled with the CPF/MF under Nr. 060.170.797-43, domiciled at Avenida das Américas, Nr. 3,434, 1st Block, 5th floor, Barra da Tijuca, in the City and State of Rio de Janeiro. It shall be emphasized that Messrs. Luca Luciani, Mario Girasole and Antonino Ruggiero, elected herein, are bearers of permanent visas, being able, in this sense, to the execution of the respectives instruments of appointment. Due to the resolutions above, the Board of Executive Officer is composed, in this date, by Messrs. Luca Luciani (Diretor Presidente and Corporative Support Officer ad interim), Claudio Zezza (Chief Financial Officer, accumulating with the function of Investor Relations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Lorenzo Federico Zanotti Lindner (Chief Commercial Officer), Rogerio Takayanagi (Chief Marketing Officer), Mario Girasole (Regulatory Affairs Officer) and Antonino Ruggiero (Wholesale Officer). Such Executive Officers shall remain in office until the first Board of Directors` Meeting to be held after the Annual Shareholders` Meeting of the year 2012; (2.3) Ratify the empowerment of the Company`s Executive Officers, in view of the new composition of the Board of Executive Officers, regarding the creation of the positions of Regulatory Affairs Officer and Wholesale Officer, providing also the empowerment of such new positions, pursuant to Section 34, 1st paragraph, of the Company`s By-Laws, as follows: according to the provided for in the Company’s By-Laws, the Diretor Presidente of the Company shall have the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, provided the respect to the limits established by law and the Company`s By-Laws. The other Company`s Executive Officers, within their respective areas and always in compliance with the provisions of the Company’s By-Laws, shall have the authority to, acting individually, carry out acts and sign documents on behalf of the Company within the following empowerment: (a) Chief Financial Officer: (i) for financial and treasury operations, including borrowing and lending, authorizing and making payments, transfers, investments and withdrawals, assignment and discount of bonds, up to a maximum amount of thirty million Reais (R$ 30,000,000.00) per operation or serial of related operations; and (ii) for all the other operations, up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or serial of related operations; (b) Corporative Support Officer, Purchasing & Supply Chain Officer, Chief

Commercial Officer, Chief Marketing Officer, Regulatory Affairs Officer and Wholesale Officer: up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or serial of related operations. The Company`s Executive Officers shall have the authority to grant instruments of power-of-attorney on behalf of the Company up to their respective empowerment set forth above, provided the respect to the Company`s By-Laws; and (2.4) Approve, in accordance to the Section 25, XXII of the Company’s By-Laws, the new organizational chart of the Company, pursuant to the material presented to the Board Members and which shall be filed in the Company’s headquarters; (3) Appoint, as provided for in Section 25, XXIV of the Company’s By-Laws, the representatives in the Management of the Subsidiary TCEL, in order that the Boards of Executive Officers of the Company and TCEL have the same composition. Such subject shall be taken into resolution on the competent corporate body of TCEL; (4) Acknowledge the development strategic plan of the Company; (5) Approve the execution of the SEC Form F-6, as well as its filing in the SEC; and (6) No other matter was resolved by the Board Members.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members. Directors: Messrs. Manoel Horácio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Maílson Ferreira da Nóbrega, Andrea Sandro Calabi, Adhemar Gabriel Bahadian and Carmelo Furci.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), December 13, 2010.

ALESSANDRA CATANANTE Secretary-General and of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 14, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.